May 21, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ESCO Corporation Request to Withdraw Registration Statement on Form S-1, File No. 333-173841

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, ESCO Corporation (the “Registrant”) requests that the United States Securities and Exchange Commission consent to the withdrawal, effective as of the date of this letter, of the Registrant’s registration statement on Form S-1, originally filed May 2, 2011 (File No. 333-173841) (together with all amendments and exhibits, the “Registration Statement”).  The Registrant does not intend to pursue an initial public offering of securities at this time.  The Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact the undersigned at (503) 228-2141.

Sincerely,

/s/ KEVIN S. THOMAS

Kevin S. Thomas
Senior Vice President, General Counsel
and Corporate Secretary

World Headquarters 2141 NW 25th Avenue Portland, Oregon 97210-2578	Phone: 503.228.2141 Fax: 503.499.6040 www.escocorp.com